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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bishop, Daniel L.		Equitex, Inc. (EQTX)
	3811 21st Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			4/10/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Racine, WI 53405 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.02 par value		4/10/03				P			75,000	A	$0.62				D

	Common Stock, $.02 par value		4/10/03				P			8,900	A	$0.63				D

	Common Stock, $.02 par value		4/10/03				P			6,100	A	$0.67				D

	Common Stock, $.02 par value		4/11/03				P			400	A	$0.63		1,463,400*		D

	Common Stock, $.02 par value		(1)											324,150*		I		(2)

	Common Stock, $.02 par value		(1)											49,800*		I		(3)

	Common Stock, $.02 par value		(1)											515,600		I		(4)

	Common Stock, $.02 par value		(1)											259,600*		I		(5)

	Common Stock, $.02 par value		(1)											116,400*		I		(6)

	Common Stock, $.02 par value		(1)											8,500		I		(7)

	Common Stock, $.02 par value		(1)											110,900		I		(8)

	Common Stock, $.02 par value		(1)											32,400		I		(9)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Series J 6% Convertible Preferred Stock		(10)		(1)

	Warrants		$0.39		(1)

	Warrants		$5.78		(1)

	Warrants		$0.50		(1)

	Series J 6% Convertible Preferred Stock		(10)		(1)

	Warrants		$0.38		(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immediately	10/10/05		Common Stock	750,000				300		I		(6)

	Immediately	10/10/05		Common Stock	30,000				30,000		I		(6)

	Immediately	7/19/04		Common Stock	50,000				50,000		D

	Immediately	6/30/97		Common Stock	230,000				230,000		D

	Immediately	11/26/05		Common Stock	500,000				200		I		(5)

	Immediately	11/26/05		Common Stock	20,000				20,000		I		(5)

Explanation of Responses:

* Corrected to reflect previous error.

(1) As previously reported.

(2) By General Merchandise Liquidators, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(3) By Special Video, Inc., a corporatioin of which the Reporting Person is an officer, sole director and sole shareholder.

(4) By Superb Video II, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(5) By Tee & Bee Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(6) By Discount Video Liquidators, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(7) By Superb Video Two, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(8) By Supreme Video, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(9) By Video Liquidators, Inc., a corporation of which the Reporting Person is an officer, sole director and sole shareholder.

(10) The conversion price is the greater of 65% of market value or $0.40 per share.

/s/ Daniel L. Bishop	4/11/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.